SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras’ listing on the Dow Jones Index renewed

Rio de Janeiro, September 03 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, announces that for the fourth year in a row it has earned the right to be listed on the Dow Jones Sustainability World Index (DJSI), the world’s most important sustainability index, which is used as an analysis parameter by socially and environmentally responsible investors. With the renewal, the Company consolidates itself as one of the most sustainable outfits in the globe.

The ongoing improvements made to the corporate governance practices and the adoption of international transparency standards have allowed Petrobras to once again get the top score in the “Transparency” criterion, a fact that makes its commitment to corporate integrity evident. By this, the Company reinforces its credibility in the market and improves its relationship with its stakeholders.

Petrobras also got the top score in “Human Capital Development” and stood out as a benchmark in the “Environmental Policy and Management System” item. The Company’s performance was also distinguished in issues relative to “Renewable Energiy,” “Social Impacts on Communities,” and “Biodiversity,” among others.

Index composition is determined by the assessment of the environmental, social, and economic performances of more than 317 corporations operating in 58 sectors all over the world. Only 19 oil and gas companies are currently listed on the index. The results of this renewal influence fund managers who make their decisions based solely on companies that are featured on the index. These funds currently invest upwards of $8 billion in stocks belonging to the companies that are on the DJSI.

Having remained on the index is a reflex of the recognition of the commitment the company has made to guide all of its activities and operations based on social and environmental aspects and to minimize its impact on the society and on the environment. Seeking to integrate sustainability to its business, Petrobras is engaged in attaining its strategic objectives of growing with profitability and social and environmental responsibility.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 03, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.